Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103-3007

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

Daniel D. Conroy

Associate

215.963.4602

October 7, 2024

FILED AS EDGAR CORRESPONDENCE

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Post-Effective Amendment No. 88 to the Registration Statement of Morgan Stanley Pathway Funds (Files Nos. 033-40823 and 811-06318)

Dear Mr. Rosenberg:

On behalf of our client, Morgan Stanley Pathway Funds (the “Trust”), this letter responds to the comments and questions you provided via telephone on August 28, 2024, regarding the Trust’s Post-Effective Amendment No. 88, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 90, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on July 17, 2024 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of introducing two new series of the Trust: the Large Cap Equity ETF and Small-Mid Cap Equity ETF (each, a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

1.

Comment: In the “Fund Fees and Expenses” section for each Fund, please include the language from Item 3 of Form N-1A that states: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Registrant has made the requested revisions.

2.

Comment: The Staff notes that each Fund’s “Principal Investment Strategies” section does not appear to describe the investment strategies of the Fund’s respective sub-advisers, and, therefore, is not in compliance with Item 2 of Form N-1A. Accordingly, please enhance each Fund’s summary principal investment strategy disclosure regarding the investment process followed by each sub-adviser.

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission

October 7, 2024

Response: The Registrant will consider making these disclosure changes in connection with the annual update to its registration statement at the end of the calendar year, so that any changes can be implemented consistently across all series of the Registrant.

3.

Comment: With reference to the “Investment Adviser” section for each Fund, the Staff notes that Items 2-8 of Form N-1A may not include disclosure other than that required or permitted by these Items. Item 5 states that the Fund should provide the name of each investment adviser, including sub-advisers, and state the name, title and length of service of the persons who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Accordingly, please consider moving the discussion of how sub-advisers are selected from the “Investment Adviser” section to the “Principal Investment Strategies” section in response to Item 5 of Form N-1A. Additionally, within this discussion, please disclose the percentage of assets managed by each sub-adviser as of the date of the prospectus.

Response: Similar to the response immediately above, the Registrant will consider making these disclosure changes in connection with the annual update to its registration statement at the end of the calendar year, so that any changes can be implemented consistently across all series of the Registrant.

4.

Comment: With reference to the “Average Annual Total Returns” section for the Large Cap Equity ETF, the Staff notes that the third paragraph identifies the Lipper Large-Cap Core Funds Average as the Fund’s secondary benchmark. However, this secondary benchmark is not included in the Fund’s Average Annual Total Returns table. Please reconcile and revise the disclosure accordingly.

Response: The Registrant has deleted the above-referenced disclosure because the Lipper Large-Cap Core Funds Average will not serve as the Fund’s secondary benchmark.

5.

Comment: In the “Fund Management” section, please revise the third paragraph under the “Multi-Manager Strategy” heading to clarify that the references to “other available sources” and “payments for marketing, promotional or related expenses” do not include or come from Fund assets, directly or indirectly.

Response: The Registrant has deleted the above-referenced disclosure pertaining to Morgan Stanley Smith Barney, LLC because Foreside Fund Services, LLC will instead serve as the Funds’ distributor. The Registrant has included new language clarifying that any revenue sharing payments from the Adviser and/or its affiliates in connection with the distribution, marketing, administration and shareholder servicing support for the Funds will not be paid by the Funds, directly or indirectly.

SAI COMMENTS

6.

Comment: In the “Investment Management and Other Services” section, the Trust must show the dollar amount of fees paid to the sub-advisers for the past three fiscal years. The Trust should also disclose: (i) the method of calculating the advisory fee, including the percentage of the fee and its basis (e.g., total assets, managed assets or net assets), (ii) the amount of any breakpoints, (iii) the amount of any offsets and credits paid during the last three fiscal years, and (iv) a description of any waiver or expense limitation agreements.

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission

October 7, 2024

Response: The Registrant has included the aggregate amount of sub-advisory fees paid by the Adviser to the Funds’ sub-advisers for the fiscal years ending August 31, 2021, 2022 and 2023, consistent with the Adviser’s “Manager of Managers” exemptive order (the “Order”).1 The Registrant will update the disclosure to cover the fiscal year ending August 31, 2024 during the Registrant’s next annual update to its registration statement at the end of the calendar year once these figures are finalized.

The Registrant further notes that the “Investment Management and Other Services” section of the SAI currently discloses (i) the method of calculating each Fund’s advisory fee, including the percentage of the fee and its basis (i.e., net assets), (ii) the amount of management fees waived by the Adviser during the past three fiscal years, and (iii) a description of the Adviser’s contractual expense limitation agreement with respect to the Funds. The Registrant supplementally confirms that each Fund’s management fee does not include any breakpoints.

7.

Comment: Please supplementally explain (i) whether the Trust’s disclosure under Item 19(a)(3) of Form N-1A regarding aggregate advisory fees paid during the last three fiscal years includes any fees paid to the sub-advisers regardless of whether the Funds or the investment adviser paid the sub-advisers; and (ii) how the Trust’s disclosure under Item 19(a)(3) complies with the Order.

Response: (i) The Registrant confirms that the Adviser pays each sub-adviser out of the Adviser’s management fee with respect to the applicable Fund. The Funds do not pay the sub-advisers directly. Accordingly, the aggregate advisory fees paid during the last three fiscal years includes fees paid by the Adviser to the sub-advisers. (ii) The Registrant has revised the disclosure to clarify that the Order permits only aggregate disclosure of sub-advisory fees paid to the Funds’ sub-advisers in lieu of disclosure of sub-adviser specific fees.

PART C COMMENTS

8.	Comment: Please add hyperlinks to all documents incorporated by reference.

Response: The Registrant acknowledges this comment and will add hyperlinks for any documents incorporated by reference into future amendments to the Registration Statement.

9.

Comment: Please include the Trust’s Principal Accounting Officer as a signatory as required by Section 6(a) of the 1933 Act. If the Trust’s Chief Financial Officer is also the Principal Accounting Officer, then please revise this signature line accordingly.

Response: The Registrant has revised the signature page to reflect that Francis Smith is signing in his capacity as both the Chief Financial Officer and Principal Accounting Officer of the Registrant.

10.	Comment: Please include an updated power of attorney specific to this filing as an exhibit in accordance with Rule 483(b) under the 1933 Act.

[1]	Consulting Group Capital Markets Funds and Smith Barney Mutual Funds Management Inc., Investment Company Act Rel. Nos. 21318 (August 23, 1995) (notice) and 21366 (September 19, 1995) (order).

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission

October 7, 2024

Response: The Registrant acknowledges the Staff’s comment and notes that the powers of attorney currently included as exhibits to the Registration Statement (No. 033-40823) cover any and all post-effective amendments to the Registration Statement, including the Amendment. However, the Registrant will file an updated power of attorney as an exhibit during the next annual update to its registration statement at the end of the calendar year reflecting the Registrant’s current name: Morgan Stanley Pathway Funds (f/k/a Consulting Group Capital Markets Funds).

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,

/s/ Daniel D. Conroy
Daniel D. Conroy